Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE QUARTER ENDED
JANUARY 28, 2012

Contact	Kevin Begley, CFO
(973) 467-2200 – Ext. 220
Kevin.Begley@wakefern.com

           Springfield, New Jersey – March 7, 2012 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the second quarter ended January 28, 2012.

Net income was $9,147,000 in the second quarter of fiscal 2012, an increase of 38% from the second quarter of the prior year.  Net income increased primarily due to strong same store sales, higher gross profit as a percentage of sales and lower operating expenses as a percentage of sales.  Net income increased despite losses in the two new Maryland stores as sales in Maryland are lower than expected and we invest to build market share and brand awareness.

Sales were $362,638,000 in the second quarter of fiscal 2012, an increase of 9.9% from the second quarter of the prior year.  Sales increased due to the two new stores in Maryland and a same store sales increase of 6.2%.  Same store sales increased due to higher sales in seven stores due to store closings by competitors during fiscal 2011, inflation, increased customer counts, and improved sales in the Washington and Marmora stores, which opened in recent fiscal years.  Sales continue to be impacted by changing consumer behavior due to economic weakness and high unemployment, which has resulted in increased sale item penetration and trading down. Village expects same store sales in fiscal 2012 to increase from 5.0% to 6.5%, with smaller increases in the second half of the year.  The impact of the competitive store closings that occurred in fiscal 2011 and inflation are expected to moderate in the second half of fiscal 2012.

Gross profit as a percentage of sales increased to 27.4% in the second quarter of fiscal 2012 compared to 26.9% in the second quarter of the prior year primarily due to increased departmental gross margin percentages, higher patronage dividends and decreased warehouse assessment charges from Wakefern.  These improvements were partially offset by higher promotional spending.

Operating and administrative expense as a percentage of sales decreased to 21.6% in the second quarter of fiscal 2012 compared to 21.9% in the second quarter of the prior year primarily due to a favorable settlement of the liability for withdrawal from the United Food and Commercial Workers Local 152 Retail Meat Pension Fund, lower utility costs, reduced snow removal costs, and operating leverage from the 6.2% same store sales increase.  These improvements were partially offset by higher operating costs as a percentage of sales for the new Maryland stores.

Net income was $15,883,000 in the six-month period of fiscal 2012, an increase of 51% from the prior year.  Sales for the six-month period of fiscal 2012 were $705,375,000, an increase of 10.7% from the prior year.  Same store sales increased 7.1%.

At January 28, 2012, Village Super Market operated a chain of 28 supermarkets under the ShopRite name in New Jersey, Maryland and eastern Pennsylvania.  In addition, on January 29, 2012, Village acquired the store fixtures, lease and other assets of the ShopRite of Old Bridge, NJ for $3,250,000 plus inventory and other working capital for $1,116,000.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended	26 Weeks Ended	26 Weeks Ended
	January 28, 2012	January 29, 2011	January 28, 2012	January 29, 2011

Sales	$362,638	$329,917	$705,375	$637,314

Cost of sales	263,134	241,276	512,995	467,746

Gross profit	99,504	88,641	192,380	169,568

Operating and administrative expense	78,375	72,106	154,276	141,183

Depreciation and amortization	4,859	4,582	9,632	9,118

Operating income	16,270	11,953	28,472	19,267

Interest expense	(1,075)	(1,069)	(2,260)	(2,137)

Interest income	626	507	1,252	1,031

Income before income taxes	15,821	11,391	27,464	18,161

Income taxes	6,674	4,775	11,581	7,611

Net income	$9,147	$6,616	$15,883	$10,550

Net income per share:
Class A common stock:
Basic	$0.80	$0.59	$1.39	$0.94
Diluted	$0.66	$0.49	$1.15	$0.78

Class B common stock:
Basic	$0.52	$0.38	$0.90	$0.61
Diluted	$0.52	$0.38	$0.90	$0.61

Gross profit as a % of sales	27.4%	26.9%	27.3%	26.6%

Operating and administrative expense as a % of sales	21.6%	21.9%	21.9%	22.2%